TC 2/28

VF 2-28-02



02005793

[UN]ITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
[Washi]ngton, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


PROCESSING
RECEIVED
SEC MAIL
FEB 25 2002
SECTION
WASH

SEC FILE NUMBER
8- 32747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Florida Capital Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 International Parkway, Suite 130
(No. and Street)

Heathrow	Florida	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Thomas Selby (407) 333-1604
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Babione, Kuehler & Caslow
(Name — *if individual, state last, first, middle name*)

4060 Edgewater Drive	Orlando	Florida	32804
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Thomas Selby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Capital Securities Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none



Clare B. Phillips
Commission # DD 040917
Expires August 23, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BABIONE, KUEHLER & CASLOW
CERTIFIED PUBLIC ACCOUNTANTS

Marcia S. Babione, CPA
Mark A. Kuehler, CPA
Sharon Caslow, CPA

4060 Edgewater Drive
Orlando, FL 32804
(407) 291-6400
FAX (407) 291-6416

Members:
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accounts
A Partnership Including
Professional Associations

Independent Auditor's Report

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

We have audited the accompanying statement of financial condition of Florida Capital Securities Corporation as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Capital Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the united States of America.

Our audit was conducted for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Babione, Kuehler & Caslow

January 18, 2002

Florida Capital Securities Corporation
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	15,964
Prepaid expenses		416
Total Assets	$	16,380

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	0
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 600 shares issued and outstanding		600
Additional paid-in capital		55,821
Accumulated deficit		(40,041)
Total stockholder's equity		16,380
Total liabilities and stockholder's equity	$	16,380

The accompanying notes are an integral part of these financial statements.

Florida Capital Securities Corporation
Income Statement
For the year ended December 31, 2001

Revenue:	
Commissions	$ 1,430,660
Investor service fees	55,000
Interest	946
Other	904
Total revenue	1,487,510
Expenses:	
Broker-dealer commissions	1,180,460
Registered agent commissions	250,200
Accounting	2,750
Bank charges	16
Dues	150
Insurance	506
Licenses and permits	625
Office expense	4,914
Regulatory fees	5,077
Rent	17,500
Total expenses	1,462,198
Net income	$ 25,312

The accompanying notes are an integral part of these financial statements.

Florida Capital Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance - 12/31/00	600	$600	$55,821	$(40,353)
Net income - 2001				25,312
Distribution - 2001	0	0	0	(25,000)
Balance - 12/31/01	600	$600	$55,821	$(40,041)

The accompanying notes are an integral part of these financial statements.

Florida Capital Securities Corporation
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 25,312
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in advance receivable	5,000
Increase in prepaid expenses	(163)
Decrease in unearned commission	(5,000)
Total adjustments	(163)
Net cash provided by operating activities	25,149
Cash flows from financing activities:	
Distribution	(25,000)
Net cash used by financing activities	(25,000)
Net increase in cash and equivalents	149
Cash and equivalents, beginning of year	15,815
Cash and equivalents, end of year	$ 15,964

The accompanying notes are an integral part of these financial statements.

Florida Capital Securities Corporation
Notes to Financial Statements
December 31, 2001

NOTE 1 - BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Organization

In March 1988, the stockholders of Epoch Capital Securities, Inc. purchased all of the outstanding shares of Paser, Inc., a non-related corporation doing business as a Registered Broker Dealer. On March 21, 1988, Epoch Capital Securities Corporation was formed pursuant to an agreement of merger and plan of merger and reorganization between Paser, Inc. and Epoch Capital Securities, Inc. All outstanding shares of Paser, Inc. and Epoch Capital Securities, Inc. were converted to shares of a new corporation formed by the merger, Epoch Capital Securities Corporation. For accounting purposes, Epoch Capital Securities, Inc.'s basis in Paser, Inc. was carried over to Epoch Capital Securities Corporation. On August 24, 1990, the Articles of Incorporation of Epoch Capital Securities Corporation was amended and changed the name to Florida Capital Securities Corporation (the "Company").

The Company was formed to distribute and/or act as an underwriter for the distribution of syndicated real estate limited partnership interests sponsored by an affiliated entity (see Note 3). The Company is registered with the Securities and Exchange Commission (S.E.C.) and the National Association of Securities Dealers (N.A.S.D.) as a national broker/dealer. Subsequent to December 31, 1990, the Company's restrictive agreement with the S.E.C. and N.A.S.D. was amended to allow the sales of investment company shares on an application-way basis with the issuer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company prepares its financial statements using the accrual method of accounting. Commission revenue is recorded when revenue is earned, generally when the minimum required units of an offering are sold.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include unrestricted certificates of deposit and all highly liquid investments with an original maturity of three months or less.

Florida Capital Securities Corporation
Notes to Financial Statements (Continued)
December 31, 2001

NOTE 2 - BROKERAGE ACTIVITY

The Company has not deposited any funds in customer accounts and does not intend to do so in the future. Accordingly, management believes the Company is exempt from S.E.C. Rule 15c3-3 under paragraph (k)(2)(i) thereof since it does not hold funds or securities for, or owes money or securities to, customers.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a support agreement with Florida Capital Land Corporation, which is 50% owned by the Company's sole stockholder. In the agreement, Florida Capital Land Corporation agrees to provide support in the form of office and storage space, office supplies, clerical personnel and other goods and services appropriate for conducting the business of the Company. The agreement calls for the Company to reimburse Florida Capital Land Corporation for its out-of-pocket expenses. The Company was charged $25,164 under this agreement during 2001.

A portion of revenue consists of commissions earned on the sale of units in private placement limited real estate partnerships. The Company's sole stockholder is also a stockholder of a corporate general partner of these limited real estate partnerships.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, income or loss of the corporation is deemed to flow directly to the stockholders and no provision for income taxes has been made.

NOTE 5 - CHANGE IN SUBORDINATED LIABILITIES

The Company had no subordinated liabilities as of December 31, 2001.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the S.E.C.'s Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis.

At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 0. The Company's minimum required net capital amounted to $5,000 while actual net capital computed under S.E.C. Rule 15c3-1 amounted to $15,964 at December 31, 2001. Therefore, at December 31, 2001 the Company maintained excess net capital of $10,964.

Supplemental Information

Florida Capital Securities Corporation
Supplemental Information
December 31, 2001

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

Net capital:	
Total stockholder's equity	$ 16,380
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	16,380
Deductions and/or charges:	
Non-allowable assets -	
Prepaid expenses	(416)
Net capital	$ 15,964
Aggregate indebtedness	$ 0
Total aggregate indebtedness	$ 0
Computation of basic net capital requirement:	
Net capital	$ 15,964
Less minimum required capital	(5,000)
Excess net capital	$ 10,964
Ratio: Aggregate indebtedness to net capital	- 0 -
Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2001):	
Net capital, as reported in the Company's Part II of Form X-17a-5 as of December 31, 2001 (unaudited)	15,964
Adjustment	0
Net capital per above	$ 15,964

See independent auditors' report.

FLORIDA CAPITAL SECURITIES CORPORATION
Supplemental Information
December 31, 2001

SCHEDULE II

Statement Relating to the Exemptive Provision of Rule 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Company does not receive amounts from customers; customer payments are made directly to issuing partnerships or corporations.

Statement of Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). As of December 31, 2001, the Company had no customers' securities that were required to be under control.

See independent auditors' report.



BABIONE, KUEHLER & CASLOW
CERTIFIED PUBLIC ACCOUNTANTS

Marcia S. Babione, CPA
Mark A. Kuehler, CPA
Sharon Caslow, CPA

4060 Edgewater Drive
Orlando, FL 32804
(407) 291-6400
FAX (407) 291-6416

Members:
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accounts
A Partnership Including
Professional Associations

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

In planning and performing our audit of the financial statements of Florida Capital Securities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Babione, Kuehler & Caslow

Babione, Kuehler & Caslow
Orlando, Florida
January 18, 2002

Audited Financial Statements
and Supplemental Information

Florida Capital Securities Corporation

Heathrow, Florida

December 31, 2001

Florida Capital Securities Corporation

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